Mail Stop 6010
Via Facsimile and U.S. Mail

August 23, 2007

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

>   **Re: Cardinal Health, Inc.**
>   **Form 10-K for the year ended June 30, 2005, filed September 12, 2005**
>   **Form 8-K/A No. 2 Dated April 26, 2007, filed June 15, 2007**
>   **File No. 1-11373**

Dear Mr. Henderson:

We have read your July 31, 2007 response to our July 17, 2007 letter and have the following comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

April 26, 2007 Form 8-K/A (Amendment No. 2)

Exhibit 99.01

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations

Bulk and Non-Bulk Customers, page 9

1. We refer to your response to comment one of our July 17th letter. Your response indicates:

    - That inventory cost is adjusted at least daily to the current "Wholesale Acquisition Cost" (WAC) and that these adjustments are accumulated in a contra inventory account;

    - That inventory sold is relieved from inventory and recorded to cost of products sold at the current WAC;

- That the Company's system is not able to identify the adjustment in the contra inventory account to the specific inventory item sold for which the adjustment is attributable; and therefore,

- The company uses an inventory turns calculation to adjust the contra inventory account.

Please confirm to us that our understanding above is correct.

In your significant accounting policy for inventories disclosed in your financial statements, you disclose the amount by which your inventories under the FIFO method would have differed from LIFO. We assume, therefore, that the purpose of the adjustment made to the contra inventory account using the inventory turns calculation is to adjust inventory to its FIFO cost basis. Please tell us whether our assumption is correct. If so, given the accounting process described in the first three bullets above, tell us why you believe that ending inventory quantities, after adjusting the contra inventory account, are stated at FIFO cost (i.e. latest acquisition cost).

If it is not the case that the purpose of the inventory turns calculation is to adjust the inventory to FIFO, please explain how you arrive at the FIFO cost.

It would appear that "segment profit from bulk customers" and "segment profit from non-bulk customers" in the table on page 9 of Exhibit 99.01 are also computed on a FIFO basis given the disclosure mentioned above in your significant accounting policy and given that, as indicated in note 2 to the table, amounts exclude LIFO credit provisions. Please confirm that our understanding is correct or, if not explain.

2. We refer to your response to comment two and your proposed revised disclosures. Please address the following:
   - Confirm that you will revise your future filings beginning with your June 30, 2007 Form 10-K to include the disclosures in your response and as revised to address the bullets below.
   - Cost of products sold - "pharmaceutical price appreciation" may be confusing to an investor without more explanation. Please clarify.
   - Cost of products sold - Disclose what "cost of products" is without using the term "cost of product" as it may be confused with GAAP "cost of products sold."
   - Pharmaceutical price appreciation and Distribution service agreement fees- Clarify whether "sales volume" represents sales dollars or units.

- Distribution service agreement fees – Explain why the allocation method is reasonable given that the effort expended and cost incurred for bulk is much less than non-bulk.
- Other inventory charges and credits –The last sentence "As stated in footnote 2 below LIFO reserves are not allocated…" appears to be inconsistent with the first sentence "Other inventory… which include LIFO reserves."
- Warehouse expense – Explain why the allocation method is reasonable given that storage cost for non-bulk would seem to be much higher than bulk.
- Delivery expense – Explain why invoices generated correlates to the level of delivery. It would seem for this to be reasonable all invoices would have to be the same. For example, some customers may order larger quantities less frequently while other customers may order smaller quantities quite frequently making invoices very different.
- Sales expense – Explain why, for "the remaining portion of sales expense," invoices generated correlates to the level of sales efforts. For the allocation to be reasonable, it would seem that effort, cost expended and effectiveness of the selling effort for sales of bulk invoices would have to be the similar to that for non-bulk invoices.
- To more closely align the discussion to your income statement, please consider including in this discussion a SG&A heading with items such as warehouse, delivery, sales and general and administrative expenses similar to how your discussion of cost of products sold is formatted.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant